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EXHIBIT 12

BellSouth Corporation
Computation Of Earnings To Fixed Charges
(Dollars In Millions)

	For the years ended December 31,
	1998	1999	2000	2001	2002
1. Earnings
(a) Income from continuing operations before deductions for taxes and interest	$6,588	$6,518	$7,926	$5,332	$5,763
(b) Portion of rental expense representative of interest factor	81	99	105	67	68
(c) Equity in losses from less-than-50% owned investments (accounted for under the equity method of accounting)	97	396	142	249	487
(d) Excess of earnings over distributions of less-than-50%-owned investments (accounted for under the equity method of accounting)	(46)	(87)	(707)	(148)	(373)

TOTAL	$6,720	$6,926	$7,466	$5,500	$5,945

2. Fixed Charges
(a) Interest	$867	$1,059	$1,361	$1,348	$1,209
(b) Portion of rental expense representative of interest factor	81	99	105	67	68

TOTAL	$948	$1,158	$1,466	$1,415	$1,277

Ratio (1 divided by 2)	7.09	5.98	5.09	3.89	4.66

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  EXHIBIT 12
BellSouth Corporation Computation Of Earnings To Fixed Charges (Dollars In Millions)